Exhibit 99.1

NEWS RELEASE TSX & NYSE: ARIS aris-mining.com

ARIS MINING REPORTS RESULTS OF 2026 ANNUAL GENERAL MEETING

Vancouver, Canada, May 7, 2026 – Aris Mining Corporation (Aris Mining or the Company) (TSX: ARIS; NYSE: ARIS) reports voting results from its Annual General Meeting of Shareholders (the Meeting) held earlier today.

AGM Voting Results

Shareholders holding 86,832,318 shares, being 42.09% of the outstanding shares of the Company, were represented in-person or by proxy at the Meeting. The voting results from the Meeting are as follows:

Election of Directors

The following directors were elected to the Company’s Board:

Nominee	Votes For	% For	Votes Withheld	% Withheld
Neil Woodyer	84,971,643	97.86	1,860,675	2.14
David Garofalo	74,716,087	86.05	12,116,231	13.95
Germán Arce	86,598,397	99.73	233,921	0.27
Brigitte Baptiste	86,547,063	99.67	285,255	0.33
Daniela Cambone	85,558,749	98.53	1,273,569	1.47
Mónica de Greiff	84,933,285	97.81	1,899,033	2.19
Gonzalo Hernández	83,834,736	96.55	2,997,582	3.45
Attie Roux	78,742,682	90.68	8,089,636	9.32

Appointment of Auditor

KPMG LLP was appointed as the auditor of the Company for the 2026 fiscal year, with their remuneration to be set by the Board.

	Votes For	% For	Votes Withheld	% Withheld
KPMG LLP	85,646,362	98.63	1,185,956	1.37

RSU Plan Resolution

The Company’s amended and restated restricted share unit plan, together with all unallocated share units, rights or other entitlements pertaining to such plan, were approved.

	Votes For	% For	Votes Against	% Against
RSU Plan Resolution	77,526,386	89.28	9,305,931	10.72

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PSU Plan Resolution

The Company’s amended and restated performance share unit plan, together with all unallocated share units, rights or other entitlements pertaining to such plan, were approved.

	Votes For	% For	Votes Against	% Against
PSU Plan Resolution	85,287,161	98.22	1,545,156	1.78

Stock Option Plan Resolution

The Company’s amended and restated incentive stock option plan, together with all unallocated options, rights or other entitlements pertaining to such stock option plan, were approved.

	Votes For	% For	Votes Against	% Against
Stock Option Plan Resolution	60,156,754	69.28	26,675,562	30.72

Say-on-Pay Advisory Vote

The Company’s non-binding shareholder advisory vote on executive compensation, also known as “Say-on-Pay”, was approved.

	Votes For	% For	Votes Against	% Against
Say-on-Pay	75,629,873	87.10	11,202,445	12.90

About Aris Mining

Aris Mining is a Canadian gold mining company focused on South America. The Company operates the Segovia and Marmato underground gold mines in Colombia, which together produced approximately 257,000 ounces of gold in 2025. Aris Mining is listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol ARIS.

The Company is advancing expansion projects at Segovia and Marmato that are expected to increase annual gold production to approximately 500,000 ounces1, driven by the ramp-up at Segovia following the installation of the second mill, which was completed in June 2025, and construction of the new Marmato bulk mine and CIP plant, with first gold expected in Q4 2026.

Aris Mining’s portfolio supports a longer-term objective of approximately 1 million ounces of annual gold production2. Key projects include the high-grade Soto Norte gold project in Colombia, where environmental studies are being finalized for submission in Q2 2026 to initiate the licensing process, and the Toroparu gold project in Guyana, where a Prefeasibility Study is in progress and a construction decision is expected in early 2027.

1 Reflects expected steady-state annual gold production run-rates of approximately 300 koz at Segovia and 200 koz at Marmato following completion and ramp-up of the respective expansion projects. For more information, please refer to the Company’s news releases dated June 30, 2025 regarding the Segovia expansion and March 12, 2025 regarding the Marmato expansion.

2 Includes potential production estimates from Toroparu, which is based on a preliminary economic assessment effective October 21, 2025, which contemplates a 7.0 Mtpa operation over a 21.3-year mine life with average annual gold production of approximately 235 koz at a base case gold price of US$3,000/oz. The preliminary economic assessment is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. There can be no assurance that the projected production will be achieved. In the case of Soto Norte and Toroparu, such production also remains subject to obtaining all necessary permits and to formal construction decisions by the Company.

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Additional information on Aris Mining can be found at www.aris-mining.com, www.sedarplus.ca, and on www.sec.gov.

Aris Mining Contact

Oliver Dachsel Senior Vice President, Capital Markets +1.917.847.0063	Lillian Chow Director, Investor Relations & Communications info@aris-mining.com

Forward-Looking Information

This news release contains “forward-looking information” or forward-looking statements” within the meaning of Canadian securities legislation. All statements included herein, other than statements of historical fact, including, without limitation, statements relating to the timing for completion and first gold pour at the Marmato Bulk Mining Zone, the expected benefit from the Segovia expansion, the timeline for environmental studies for the Soto Norte Project, the timeline for a Prefeasibility Study and construction decision for the Toroparu Project, the objective of reaching 1 million ounces of production, are forward-looking. Generally, the forward-looking information and forward looking statements can be identified by the use of forward looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, “will continue” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. The material factors or assumptions used to develop forward looking information or statements are disclosed throughout this news release.

Forward looking information and forward looking statements, while based on management’s best estimates and assumptions, are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Aris Mining to be materially different from those expressed or implied by such forward-looking information or forward looking statements, including but not limited to those factors discussed in the section entitled “Risk Factors” in Aris Mining’s annual information form dated March 11, 2026 which is available on SEDAR+ at www.sedarplus.ca and included as part of the Company’s Annual report on Form 40-F, filed with the SEC at www.sec.gov.

Although Aris Mining has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information or statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information or statements. The Company has and continues to disclose in its Management’s Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking information and forward-looking statements and to the validity of the information, in the period the changes occur. The forward-looking statements and forward-looking information are made as of the date hereof and Aris Mining disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements or forward-looking information contained herein to reflect future results. Accordingly, readers should not place undue reliance on forward-looking statements and information.